                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                                            OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to _________
                         Commission file number 0-23008

                AMERICAN TELECASTING, INC. 401(k) RETIREMENT PLAN

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                               54-1486988
         (State or other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)              Identification No.)

       5575 TECH CENTER DRIVE, SUITE 300
          COLORADO SPRINGS, COLORADO                         80919
   (address of principal executive offices)               (Zip Code)

         Registrant's phone number, including area code: (719) 260-5533

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS:                                                                                                PAGE
                                                                                                                     ----
   Report of Independent Public Accountants........................................................................   1
   Statement of Net Assets Available for Benefits as of December 31, 1997..........................................   2
   Statement of Net Assets Available for Benefits as of December 31, 1996..........................................   3
   Statement of Changes in Net Assets Available for Benefits for the year ended
     December 31, 1997.............................................................................................   4
   Notes to Financial Statements...................................................................................   5

SCHEDULES:
   Assets Held for Investment Purposes.............................................................................   9
   Reportable Transactions.........................................................................................   10
   Schedules omitted because there were no such items for the year ended
     December 31, 1997:
      Loans or Fixed Income Obligations
      Leases in Default or Classified as Uncollectible
      Nonexempt Transactions

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrators of the American Telecasting, Inc.
         401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of American Telecasting, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Denver, Colorado
June 26,  1998

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997

                                                                                           PUTNAM
                                                                     THE GEORGE           GROWTH AND              PUTNAM
                                                   ATI                 PUTNAM               INCOME                GLOBAL
                                                  COMMON                FUND                 FUND                 GROWTH
                                                  STOCK               OF BOSTON               II                   FUND
                                                -----------          -----------          -----------          ------------
ASSETS
Investments (at fair value):
   American Telecasting, Inc.
      Common Stock  (Note 1) ..........         $    74,344          $        --          $        --          $        --
   The George Putnam Fund of Boston ...                  --              210,362                   --                   --
   Putnam Growth and Income Fund II ...                  --                   --               90,196                   --
   Putnam Global Growth Fund ..........                  --                   --                   --              167,427
   Putnam OTC and Emerging Growth
      Fund ............................                  --                   --                   --                   --
   Putnam Voyager Fund II .............                  --                   --                   --                   --
   Putnam Income Fund .................                  --                   --                   --                   --
   Putnam Loans to Participants .......                  --                   --                   --                   --
   Putnam Money Market Fund ...........                  --                   --                   --                   --
   BT Alex. Brown Money Market Fund ...                  --                   --                   --                   --
                                                ---------------------------------------------------------------------------
Total investments .....................              74,344              210,362               90,196              167,427

Contributions  receivable from American
   Telecasting, Inc. ..................               9,066               12,012               25,788               12,447

Other receivable ......................                  --                   --                   --                   --

Due to/(from) other funds .............                 988                2,532                4,316                2,331
                                                ---------------------------------------------------------------------------

Total assets ..........................              84,398              224,906              120,300              182,205

LIABILITIES
Payable to Plan participants for
   excess contributions ...............              (5,243)              (5,793)              (5,318)              (1,989)
                                                ---------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .....         $    79,155          $   219,113          $   114,982          $   180,216
                                                ===========================================================================

                                                PUTNAM OTC
                                                AND EMERGING            PUTNAM                                   PUTNAM
                                                  GROWTH             VOYAGER FUND           PUTNAM              LOANS TO
                                                   FUND                   II              INCOME FUND         PARTICIPANTS
                                                ------------         ------------         -----------         -----------
ASSETS
Investments (at fair value):
   American Telecasting, Inc.
      Common Stock  (Note 1) ..........         $        --          $        --          $        --         $        --
   The George Putnam Fund of Boston ...                  --                   --                   --                  --
   Putnam Growth and Income Fund II ...                  --                   --                   --                  --
   Putnam Global Growth Fund ..........                  --                   --                   --                  --
   Putnam OTC and Emerging Growth
      Fund ............................             388,636                   --                   --                  --
   Putnam Voyager Fund II .............                  --              148,862                   --                  --
   Putnam Income Fund .................                  --                   --               18,096                  --
   Putnam Loans to Participants .......                  --                   --                   --              13,356
   Putnam Money Market Fund ...........                  --                   --                   --                  --
   BT Alex. Brown Money Market Fund ...                  --                   --                   --                  --
                                                -------------------------------------------------------------------------

Total investments .....................             388,636              148,862               18,096              13,356

Contributions  receivable from American
   Telecasting, Inc. ..................              49,435               32,018                4,505                  --

Other receivable ......................                  --                   --                   --                  --

Due to/(from) other funds .............               8,591                6,525                  822                  --
                                                -------------------------------------------------------------------------

Total assets ..........................             446,662              187,405               23,423              13,356

LIABILITIES
Payable to Plan participants for
   excess contributions ...............             (13,559)              (3,269)                  --                  --
                                                -------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS .....         $   433,103          $   184,136          $    23,423         $    13,356
                                                =========================================================================

                                                   PUTNAM          BT ALEX. BROWN
                                                MONEY MARKET        MONEY MARKET
                                                    FUND                FUND                 OTHER               TOTAL
                                                ------------       ---------------        -----------         -----------
ASSETS
Investments (at fair value):
   American Telecasting, Inc.
      Common Stock  (Note 1) ..........         $        --          $        --          $        --         $    74,344
   The George Putnam Fund of Boston ...                  --                   --                   --             210,362
   Putnam Growth and Income Fund II ...                  --                   --                   --              90,196
   Putnam Global Growth Fund ..........                  --                   --                   --             167,427
   Putnam OTC and Emerging Growth
      Fund ............................                  --                   --                   --             388,636
   Putnam Voyager Fund II .............                  --                   --                   --             148,862
   Putnam Income Fund .................                  --                   --                   --              18,096
   Putnam Loans to Participants .......                  --                   --                   --              13,356
   Putnam Money Market Fund ...........             120,214                   --                   --             120,214
   BT Alex. Brown Money Market Fund ...                  --               37,653                   --              37,653
                                                -------------------------------------------------------------------------
Total investments .....................             120,214               37,653                   --           1,269,146

Contributions  receivable from American
   Telecasting, Inc. ..................               7,367                   --                   --             152,638

Other receivable ......................                  --                   --               25,985              25,985

Due to/(from) other funds .............               2,307              (28,412)                  --                  --
                                                -------------------------------------------------------------------------

Total assets ..........................             129,888                9,241               25,985           1,447,769

LIABILITIES
Payable to Plan participants for
   excess contributions ...............              (2,745)                  --                   --             (37,916)
                                                -------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .....         $   127,143          $     9,241          $    25,985         $ 1,409,853
                                                =========================================================================





The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996


                                                                     THE GEORGE             PUTNAM
                                                     ATI                PUTNAM            GROWTH AND              PUTNAM
                                                   COMMON                FUND               INCOME            GLOBAL GROWTH
                                                   STOCK              OF BOSTON             FUND II                FUND
                                                -----------          -----------          -----------         -------------
ASSETS
Investments (at fair value):
  American Telecasting, Inc. ..........
      Common Stock (Note 1) ...........         $   130,789          $        --          $        --          $        --
  The George Putnam Fund of Boston ....                  --              207,697                   --                   --
  Putnam Growth and Income Fund II ....                  --                   --                   --                   --
  Putnam Global Growth Fund ...........                  --                   --                   --              143,783
  Putnam OTC and Emerging Growth
      Fund ............................                  --                   --                   --                   --
  Putnam Voyager Fund II ..............                  --                   --                   --                   --
  Putnam Income Fund ..................                  --                   --                   --                   --
  Putnam Money Market Fund ............                  --                   --                   --                   --
  BT Alex. Brown Money Market Fund ....                  --                   --                   --                   --
                                                --------------------------------------------------------------------------
Total investments .....................             130,789              207,697                   --              143,783

Contributions  receivable from American
   Telecasting, Inc. ..................              20,688                9,641               24,660               12,719

Other receivable from American
   Telecasting, Inc. ..................                  --                   --                   --                   --

Due to/(from) other funds .............              16,524                7,805               17,285               14,922
                                                --------------------------------------------------------------------------

Total assets ..........................             168,001              225,143               41,945              171,424

LIABILITIES
Payable to Plan participants for
   excess contributions ...............             (22,854)              (8,514)              (4,148)              (5,930)
                                                --------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS .....         $   145,147          $   216,629          $    37,797          $   165,494
                                                ==========================================================================

                                                 PUTNAM OTC                                                       PUTNAM
                                                AND EMERGING                                                      MONEY
                                                  GROWTH           PUTNAM VOYAGER           PUTNAM                MARKET
                                                   FUND                FUND II            INCOME FUND              FUND
                                                ------------       --------------         -----------          -----------
ASSETS
Investments (at fair value):
  American Telecasting, Inc. ..........
      Common Stock (Note 1) ...........         $        --          $        --          $        --          $        --
  The George Putnam Fund of Boston ....                  --                   --                   --                   --
  Putnam Growth and Income Fund II ....                  --                   --                   --                   --
  Putnam Global Growth Fund ...........                  --                   --                   --                   --
  Putnam OTC and Emerging Growth
      Fund ............................             270,025                   --                   --                   --
  Putnam Voyager Fund II ..............                  --                3,072                   --                   --
  Putnam Income Fund ..................                  --                   --                   --                   --
  Putnam Money Market Fund ............                  --                   --                   --               78,287
  BT Alex. Brown Money Market Fund ....                  --                   --                   --                   --
                                                --------------------------------------------------------------------------
Total investments .....................             270,025                3,072                   --               78,287

Contributions  receivable from American
   Telecasting, Inc. ..................              47,773               36,926                2,905               16,627

Other receivable from American
   Telecasting, Inc. ..................                  --                   --                   --               13,321

Due to/(from) other funds .............              47,902               30,661                4,344                5,925
                                                --------------------------------------------------------------------------

Total assets ..........................             365,700               70,659                7,249              114,160

LIABILITIES
Payable to Plan participants for
   excess contributions ...............             (17,095)              (4,930)                (273)              (8,078)
                                                --------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .....         $   348,605          $    65,729          $     6,976          $   106,082
                                                ==========================================================================

                                               BT ALEX. BROWN
                                                MONEY MARKET
                                                    FUND                TOTAL
                                               ---------------       -----------
ASSETS
Investments (at fair value):
  American Telecasting, Inc. ..........
      Common Stock (Note 1) ...........         $        --          $   130,789
  The George Putnam Fund of Boston ....                  --              207,697
  Putnam Growth and Income Fund II ....                  --                   --
  Putnam Global Growth Fund ...........                  --              143,783
  Putnam OTC and Emerging Growth
      Fund ............................                  --              270,025
  Putnam Voyager Fund II ..............                  --                3,072
  Putnam Income Fund ..................                  --                   --
  Putnam Money Market Fund ............                  --               78,287
  BT Alex. Brown Money Market Fund ....             145,368              145,368
                                                --------------------------------

Total investments .....................             145,368              979,021

Contributions  receivable from American
   Telecasting, Inc. ..................                  --              171,939

Other receivable from American
   Telecasting, Inc. ..................                  --               13,321

Due to/(from) other funds .............            (145,368)                  --
                                                --------------------------------

Total assets ..........................                  --            1,164,281

LIABILITIES
Payable to Plan participants for
   excess contributions ...............                  --              (71,822)
                                                --------------------------------

NET ASSETS AVAILABLE FOR BENEFITS .....         $        --          $ 1,092,459
                                                ================================



   The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                      PUTNAM
                                                               THE GEORGE           GROWTH AND             PUTNAM
                                              ATI                PUTNAM               INCOME               GLOBAL
                                             COMMON               FUND                 FUND                GROWTH
                                             STOCK              OF BOSTON               II                  FUND
                                          -----------          -----------          -----------         -----------
ADDITIONS
Investment income (loss):
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investment          $   (96,694)         $    18,332          $     2,387         $    (9,112)
   Dividends and interest .......                 298               19,896                8,466              30,343
                                          -------------------------------------------------------------------------
Total investment income (loss) ..             (96,396)              38,228               10,853              21,231

Contributions:
   Other ........................                  --                   --                   --                  --
   Participant ..................              52,804               30,238               66,759              41,139
   American  Telecasting, Inc. ..               9,066               12,012               25,788              12,447
   Loan repayments ..............                 135                  240                   55                 388
   Pending transfers ............                 988                2,532                4,316               2,331
                                          -------------------------------------------------------------------------
Total contributions .............              62,993               45,022               96,918              56,305

Total additions .................             (33,403)              83,250              107,771              77,536

DEDUCTIONS:
   Benefits paid to participants               13,231               54,118               21,699              50,003
   Refund of excess contributions               5,243                5,793                5,318               1,989
   Loan Issues ..................               1,298                2,800                  453               2,550
   Loan disbursements ...........                  --                   --                   --                  --
   Forfeitures ..................               1,179                2,804                4,006               3,694
                                          -------------------------------------------------------------------------
Total deductions ................              20,951               65,515               31,476              58,236

Net increase (decrease) prior to
   interfund transfers ..........             (54,354)              17,735               76,295              19,300

Interfund transfers .............             (11,638)             (15,251)                 890              (4,578)
                                          -------------------------------------------------------------------------

Net increase (decrease) .........             (65,992)               2,484               77,185              14,722

Net assets available for benefits
   at the beginning of the period             145,147              216,629               37,797             165,494
                                          -------------------------------------------------------------------------
Net assets available for benefits
   at the end of the period .....         $    79,155          $   219,113          $   114,982         $   180,216
                                          =========================================================================

                                           PUTNAM OTC
                                          AND EMERGING            PUTNAM                                  PUTNAM
                                             GROWTH            VOYAGER FUND          PUTNAM              LOANS TO
                                              FUND                  II             INCOME FUND         PARTICIPANTS
                                          ------------         ------------        -----------         ------------
ADDITIONS
Investment income (loss):
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investment          $    48,959          $    25,991         $       329         $        --
   Dividends and interest .......                 217                  386                 916                 598

Total investment income (loss) ..              49,176               26,377               1,245                 598

Contributions:
   Other ........................                  --                   --                  --                  --
   Participant ..................             136,534               92,591              16,967                  --
   American  Telecasting, Inc. ..              49,435               32,018               4,505                  --
   Loan repayments ..............               1,026                1,163                  --              (3,699)
   Pending transfers ............               8,591                6,525                 822                  --
                                          ------------------------------------------------------------------------
Total contributions .............             195,586              132,297              22,294              (3,699)

Total additions .................             244,762              158,674              23,539              (3,101)

DEDUCTIONS:
   Benefits paid to participants              116,104               37,329               6,872                  --
   Refund of excess contributions              13,559                3,269                  --                  --
   Loan Issues ..................              11,822                2,435                 435             (27,493)
   Loan disbursements ...........                  --                   --                  --              11,036
   Forfeitures ..................               7,026                4,912                 222                  --
                                          ------------------------------------------------------------------------
Total deductions ................             148,511               47,945               7,529             (16,457)

Net increase (decrease) prior to
   interfund transfers ..........              96,251              110,729              16,010              13,356

Interfund transfers .............             (11,753)               7,678                 437                  --
                                          ------------------------------------------------------------------------

Net increase (decrease) .........              84,498              118,407              16,447              13,356

Net assets available for benefits
   at the beginning of the period             348,605               65,729               6,976                  --
                                          ------------------------------------------------------------------------
Net assets available for benefits
   at the end of the period .....         $   433,103          $   184,136         $    23,423         $    13,356
                                          ========================================================================

                                             PUTNAM           BT ALEX. BROWN
                                          MONEY MARKET         MONEY MARKET
                                              FUND                FUND                 OTHER               TOTAL
                                          ------------        --------------        -----------         -----------
ADDITIONS
Investment income (loss):
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investment          $        --          $        --          $        --         $    (9,808)
   Dividends and interest .......               5,971                2,715                   --              69,806

Total investment income (loss) ..               5,971                2,715                   --              59,998

Contributions:
   Other ........................                  --                   --               25,985              25,985
   Participant ..................              19,854               34,938                   --             491,824
   American  Telecasting, Inc. ..               7,367                   --                   --             152,638
   Loan repayments ..............                 692                   --                   --                  --
   Pending transfers ............               2,307              (28,412)                  --                  --
                                          -------------------------------------------------------------------------
Total contributions .............              30,220                6,526               25,985             670,447

Total additions .................              36,191                9,241               25,985             730,445

DEDUCTIONS:
   Benefits paid to participants               25,762                   --                   --             325,118
   Refund of excess contributions               2,745                   --                   --              37,916
   Loan Issues ..................               5,700                   --                   --                  --
   Loan disbursements ...........                  --                   --                   --              11,036
   Forfeitures ..................              15,138                   --                   --              38,981
                                          -------------------------------------------------------------------------
Total deductions ................              49,345                   --                   --             413,051

Net increase (decrease) prior to
   interfund transfers ..........             (13,154)               9,241               25,985             317,394

Interfund transfers .............              34,215                   --                   --                  --
                                          -------------------------------------------------------------------------

Net increase (decrease) .........              21,061                9,241               25,985             317,394

Net assets available for benefits
   at the beginning of the period             106,082                   --                   --           1,092,459
                                          -------------------------------------------------------------------------
Net assets available for benefits
   at the end of the period .....         $   127,143          $     9,241          $    25,985         $ 1,409,853
                                          =========================================================================


   The accompanying notes are an integral part of these financial statements.

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS

General. The American Telecasting, Inc. 401(k) Retirement Plan (the "Plan") is a defined contribution plan covering all eligible employees of American Telecasting, Inc. ("ATI" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Liquidity and Trading of American Telecasting, Inc. Common Stock: In the early part of 1997, the Company was notified by the Nasdaq Stock Market, Inc. ("Nasdaq") that the Company no longer met the net tangible asset requirements for continued listing on the Nasdaq National Market. The Company submitted a proposal to Nasdaq to achieve compliance, which proposal was denied. Upon appeal by the Company, a temporary exception was granted by Nasdaq. Prior to the expiration of the temporary exception, the Company submitted a request to Nasdaq to move the listing of the Company's Class A Common Stock from the Nasdaq National Market to the Nasdaq SmallCap Market due the Company's assessment of its inability to achieve compliance with the National Market requirements within the time allowed. Effective October 17, 1997, the Class A Common Stock began trading on the Nasdaq SmallCap Market.

During the first quarter of 1998, Nasdaq informed the Company that it was not in compliance with the new net tangible asset/market capitalization/net income requirements for continued listing on the Nasdaq SmallCap Market, which require all listed companies to have net tangible assets of at least $2 million, a market capitalization of at least $35 million, or net income of at least $500,000 for two of the last three years. The new maintenance criteria became effective on February 23, 1998. By letter dated February 26, 1998, Nasdaq informed the Company that the Company's Class A Common Stock was scheduled for delisting, effective as of the close of business on March 16, 1998. The Company has requested a temporary exception under Nasdaq rules by appealing the delisting. The appeal has the effect of staying the delisting until completion of the appeal process. The Company made a written submission to Nasdaq on March 27, 1998, to support its request for continued listing. To date, Nasdaq has not responded to the written submission made on March 27, 1998.

There can be no assurance that the Company will be able to meet or continue to meet the minimum requirements for continued listing on the SmallCap Market. If the Company is unable to meet such requirements, the Class A Common Stock will likely be delisted from the SmallCap Market. In such event, it will likely be more difficult to buy or sell the Class A Common Stock or to obtain timely and accurate quotations of trading prices. Delisting will likely result in a decline in the trading market for the Class A Common Stock, which could depress the Company's stock and bond prices, among other consequences.

Plan Amendment. Effective October 1, 1996, the Plan was amended and restated ("Plan Amendment") and a new trustee, record keeper and custodian ("Trustee") of the Plan was appointed. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning October 1, 1996, and continued through January 16, 1997. During this period, funds could not be applied to the employee selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in the BT Alex. Brown Money Market Fund until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to the new Trustee and invested in funds as requested by each participant.

Contributions. Each year participants in the Plan may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Matching contributions by the Company are discretionary and are determined each year by the Company's Board of Directors. Beginning in 1998, the Company's Board of Directors authorized discretionary matching contributions to be made quarterly unless determined otherwise by the Board. Such discretionary employer contributions are based upon the first 12 percent of pretax annual compensation that a participant contributes to the Plan. Employer matching contributions for the year ended December 31, 1997, were $152,638. This amount, less forfeitures held by the Plan at year end, was received in March 1998.

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS--CONTINUED

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of Company contributions and Plan earnings. Allocations of Plan earnings are based on participant account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. During 1997, forfeited balances used to reduce employer contributions totaled $38,981. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. The Plan has the following vesting schedule:

      YEARS OF SERVICE                          VESTING PERCENTAGE
      ----------------                          ------------------
             1                                         20%
             2                                         40%
             3                                         60%
             4                                         80%
             5                                        100%

Investment Options. A participant may direct employee contributions in one percent increments in any of eight investment options. Participants may change their investment options daily. The eight options are as follows:

o American Telecasting, Inc. Common Stock -- Funds are invested in shares of ATI Common Stock.

          GROWTH AND INCOME FUNDS:
o The George Putnam Fund of Boston -- Fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income.
o Putnam Growth and Income Fund II -- Fund seeks capital growth as a primary objective and current income as a secondary objective by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both.
o Putnam Voyager Fund II -- Fund invests in small to medium-sized companies with the potential for high growth rates and in stocks of larger companies that are undergoing changes that could improve their earnings.

          GROWTH FUNDS:
o Putnam Global Growth Fund -- Fund seeks capital appreciation by investing primarily in common stocks traded in securities markets located in a number of foreign countries and in the United States.
o Putnam OTC and Emerging Growth Fund -- Fund seeks capital appreciation through common stocks traded in the over-the-counter (OTC) market and common stocks of emerging growth companies listed on Securities Exchanges.

          INCOME FUND:
o Putnam Income Fund -- Fund seeks high current income by primarily investing in a portfolio of debt securities, both government and corporate obligations, preferred stocks and dividend-paying common stocks.

          MONEY MARKET FUND:
o Putnam Money Market Fund -- Fund seeks current income consistent with preservation of capital and maintenance of liquidity. The fund achieves its objective by investing in a portfolio of high-grade short-term obligations.

Payment of Benefits. Upon death, disability, retirement or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual installments over the participant's remaining life expectancy. For account balances of $3,500 or less, a participant will receive the value of his or her account as a lump-sum distribution.

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

NOTE 1 -- DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS--CONTINUED

Taxation to Participants. Generally, under federal tax law, contributions made by the Company to the Plan and elective deferrals made by participants are not treated as taxable income to the participants. In addition, Plan earnings are not subject to current taxation. Upon distribution of a participant's account, all contributions and earnings distributed are generally treated as taxable income. In addition, an excise tax may be imposed on participants for certain early distributions. The foregoing is intended only as a general summary of the federal tax laws applicable to qualified retirement plans, and should not be relied upon by an individual participant in determining his or her particular tax consequences. For further information, the Summary Plan Description (as described below) or the Plan Administrator should be consulted.

Summary Plan Description. The foregoing description of the Plan provides general information only. Participants should refer to the pamphlet, Summary Plan Description, for a more complete description of the Plan's provisions. Copies of the pamphlet are available from the American Telecasting, Inc. 401(k) Retirement Plan Administrators.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. ATI Common Stock is valued at its quoted market price as of the date of the financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Payment of Benefits. Benefits are recorded when paid. In accordance with generally accepted accounting principles, participant distributions payable in the amount of $11,598 for 1997, have not been shown as a liability of the Plan. These amounts are included in net assets in the accompanying financial statement. However, such amounts will be classified as a liability for Form 5500 reporting.

Plan Administrative Costs. All administrative costs and expenses of the Plan are paid by the Company.

NOTE 3 -- INVESTMENTS

The fair value of the Plan's investments as of December 31, 1997 and 1996 is presented in the following table. Investments which represent 5 percent or more of the Plan's net assets are separately identified.

                                                                                              1997               1996
                                                                                           ----------          --------
American Telecasting, Inc. Common Stock (59,475 and
   24,912 shares respectively)..........................................................   $   74,344          $130,789
Putnam Money Market Fund................................................................      120,214            78,287
BT Alex. Brown Money Market Fund........................................................       37,653           145,368
The George Putnam Fund of Boston........................................................      210,362           207,697
Putnam Global Growth Fund...............................................................      167,427           143,783
Putnam OTC and Emerging Growth Fund.....................................................      388,636           270,025
Putnam Growth and Income Fund II........................................................       90,196                --
Putnam Voyager Fund II..................................................................      148,862                --
Other investments which do not exceed 5% threshold......................................       31,452             3,072
                                                                                           ----------          --------
                                                                                           $1,269,146          $979,021
                                                                                           ==========          ========

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

NOTE 4 -- PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 -- TAX STATUS

The Internal Revenue Service ruled (December 18, 1995) that the Plan and related trust adopted on September 12, 1994, as designed, qualified under Section 401(a) of the Internal Revenue Code and are, therefore, not subject to tax under present income tax law. An Internal Revenue Service determination letter has not been requested from the Internal Revenue Service for the Plan as amended and restated October 1, 1996. The Plan Administrator believes that the Plan as amended and restated is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - RELATED PARTY TRANSACTIONS

Plan investments as of December 31, 1997, represent shares of investment funds managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the Trustee, as defined in the Plan Agreement, and therefore, those transactions qualify as party-in-interest.

As of December 31, 1997 and 1996, the Plan also held 59,475 and 24,912 shares of American Telecasting, Inc. Common Stock, respectively. These transactions also qualify as party-in-interest.

BT Alex. Brown & Sons, Inc. serves as the Plan's Broker of Record. Therefore, all transactions occurring in the BT Alex. Brown Money Market Fund qualify as party-in-interest.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the Statement of Net Assets Available for Benefits.

At December 31, 1997 and 1996, the Plan held no derivatives instruments directly. However, the Plan held such instruments indirectly through their investments in mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Investment risk exists with respect to these instruments.

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                 ITEM 27A -- ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


                 IDENTITY OF ISSUE, BORROWER,                        DESCRIPTION OF
                    LESSOR OR SIMILAR PARTY                            INVESTMENT                 COST       CURRENT VALUE
                    -----------------------                            ----------                 ----       -------------
     Common Stocks:
*       American Telecasting, Inc.                                    Common Stock             $   292,749     $     74,344

     Funds:
*       Putnam Money Market Fund                                    Money Market Fund              120,214          120,214
*       BT Alex. Brown Money Market Fund                            Money Market Fund               37,653           37,653
*       The George Putnam Fund of Boston                               Mutual Fund                 197,844          210,362
*       Putnam Income Fund                                             Mutual Fund                  17,878           18,096
*       Putnam Global Growth Fund                                      Mutual Fund                 185,114          167,427
*       Putnam Voyager Fund II                                         Mutual Fund                 128,513          148,862
*       Putnam Growth and Income Fund II                               Mutual Fund                  90,458           90,196
*       Putnam OTC and Emerging Growth Fund                            Mutual Fund                 376,912          388,636
                                                                                               -----------     ------------

                                                                                                 1,154,586        1,181,446
     Participants' Loans:
        Putnam Loans to Participants
          (Interest rates ranging from 9.0% to 9.5%)                      Loans                     13,356           13,356
                                                                                               -----------     ------------

                                                                                               $ 1,460,691     $  1,269,146
                                                                                               ===========     ============


* Represents a party-in-interest (Note 6).

                           AMERICAN TELECASTING, INC.
                             401(k) RETIREMENT PLAN

                       ITEM 27D -- REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                      CURRENT
                                                                                                      VALUE OF
                                                                                                      ASSET ON       NET
                                                               NUMBER OF                 PURCHASE      TRANS-        GAIN
                                                                TRANS-       SELLING    PRICE/COST     ACTION        OR
IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSETS         ACTIONS       PRICE      OF ASSET       DATE        (LOSS)
--------------------------        ---------------------        ---------     -------    ----------    --------      ------

Category (iii) - Series of transactions in excess of 5 percent of Plan assets as of the beginning of the year
*     Putnam Investments          126,504.316 shares of
                                  Putnam Money Market Fund         146              --  $126,504.32  $126,504.32          --
*     Putnam Investments          84,577.474 shares of Putnam
                                  Money Market Fund                178       84,577.49           --    84,577.49          --
*     Putnam Investments          63,308.943 shares of
                                  American Telecasting, Inc.
                                  common stock                      59              --    93,447.62    93,447.62          --
*     Putnam Investments          28,746.096 shares of
                                  American Telecasting, Inc.
                                  common stock                     103       53,199.14   137,265.92    53,199.14  (84,066.78)
*     Putnam Investments          9,193.758 shares of Putnam
                                  Growth and Income Fund II         55              --   125,467.26   125,467.26          --
*     Putnam Investments          2,605.323  shares of Putnam
                                  Growth and Income Fund II        100       37,658.38    35,009.38    37,658.38    2,649.00
*     Putnam Investments          10,963.75 shares of Putnam
                                  Voyager II                        55              --   179,730.69   179,730.69          --
*     Putnam Investments          3,372.369 shares of Putnam
                                  Voyager II                       107       59,932.85    54,375.53    59,932.85    5,557.32
*     Putnam Investments          17,752.518 shares of Putnam
                                  OTC and Emerging Growth Fund      68              --   255,137.35   255,137.35          --
*     Putnam Investments          12,251.055 shares of Putnam
                                  OTC and Emerging Growth Fund     160      185,485.62   191,288.30   185,485.62  (5,802.68)
*     Putnam Investments          9,670.458 shares of Putnam
                                  Global Growth Fund                57              --   106,928.33   106,928.33          --
*     Putnam Investments          6,149.113 shares of Putnam
                                  Global Growth Fund               119       74,171.85    69,745.82    74,171.85    4,426.03
*     Putnam Investments          4,122.265 shares of The
                                  George Putnam Fund of Boston      58              --    72,839.77    72,839.77          --
*     Putnam Investments          4,957.013 shares of The
                                  George Putnam Fund of Boston     119       88,506.49    83,039.76    88,506.49    5,466.73

There were no category (i), (ii) or (iv) reportable transactions during 1997.

 *   Represents a party-in-interest (Note 6).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            American Telecasting, Inc.
                                            401(k) Retirement Plan

                                            By: /s/  Robert D. Hostetler
                                            ----------------------------
                                            Robert D. Hostetler
                                            Plan Administrator


                                            By: /s/  David K. Sentman
                                            ----------------------------
                                            David K. Sentman
                                            Plan Administrator

Dated:   June 26, 1998

                                  EXHIBIT INDEX



EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
23.2                Consent of Arthur Andersen LLP